Exhibit 19.1

CVRx, INC.

INSIDER TRADING POLICY

Purpose

Federal and state securities laws prohibit individuals from trading in the securities of a company while they are aware of material information about that company that is not generally known or available to the public. Such trading is often referred to as “insider trading.” The purpose of this Insider Trading Policy is to prevent insider trading or allegations of insider trading, and to protect the reputation for integrity and ethical conduct of CVRx, Inc. (“CVRx” or the “Company”).

Applicability of Policy and Certain Definitions

A.

Material Nonpublic Information means material information (described below) that has either not been disclosed to the public generally, or has been disclosed so recently that sufficient time has not yet passed to allow the information to become widely available among investors and the financial community. Information has been disclosed publicly when it has been disclosed through a press release, a filing with the Securities and Exchange Commission or a pre-announced broadly-accessible webcast or conference call.

B.

Material Information means information, whether positive or negative, about a company that would be expected to affect the investment decisions of a reasonable investor or that could reasonably be expected to have an effect on the price of that company’s securities. While the materiality of information will depend on the specific facts and circumstances, examples of categories of information that are more likely to be considered material, or may be presumptively material, include:

●	Financial results or financial condition
●	Projections of future earnings or losses
●	New product announcements of a significant nature
●	Significant regulatory developments, such as product approvals
●	Significant product developments, such as product modifications or product recalls
●	Significant pricing changes
●	Gain or loss of a significant customer or supplier relationship
●	New equity or debt offerings
●	Significant litigation or regulatory exposure due to actual or threatened litigation or regulatory action
●	Significant cybersecurity or data privacy incidents
●	Significant management changes or changes in control of the company
●	A pending or proposed significant merger, or significant divestiture or acquisition
●	Default under a significant financing arrangement, or financial liquidity problems

●	Significant restructuring actions or asset impairments
●	Changes in auditors
●	Significant events regarding a company’s securities (such as defaults, redemptions, stock splits, repurchase plans, changes in dividends)

C.Covered Persons. This Policy applies to:

1.	All CVRx Personnel. All directors, officers and employees of CVRx and its subsidiaries (“CVRx Personnel”), as well as members of their immediate families and others living in the same household.
2.	Consultants and Advisors. All consultants and advisors to CVRx and its subsidiaries whose work brings them into contact with material nonpublic information and who are advised they are subject to this Policy.
3.	Related Parties. Any other person or entity, including a trust, corporation, partnership or other association, whose transactions in the Company’s securities are directed by any person covered by paragraph C(1) or C(2) or are subject to that person’s influence or control.

The individuals and entities described in paragraphs C(1), C(2) and C(3) are “Covered Persons.”

D.Covered Companies. This Policy applies to trading in the securities of the following, as set forth below:

1.	CVRx; and
2.	any other company about which the Covered Person obtained material nonpublic information in the course of the Covered Person’s service to CVRx or any of its subsidiaries, such as customers, suppliers, competitors or companies with which a major transaction such as a merger, acquisition or divestiture may be or is being contemplated or negotiated (collectively, with CVRx, “Covered Companies”).
E.

Covered Transactions. The securities trading that this Policy covers includes purchases and sales of common stock, options to acquire common stock and any other securities CVRx may issue from time to time, such as preferred stock, warrants and convertible debentures, and purchases and sales of derivative securities relating to CVRx’s stock, whether or not issued by CVRx, such as exchange-traded options. Trading covered by this Policy may or may not include transactions under CVRx sponsored plans and bona fide gifts as follows:

1.	Stock Option Exercises. This Policy’s trading restrictions do not apply to the purchase of CVRx stock through the exercise of stock options granted by CVRx (whether by cash exercise, stock swap or net exercise, to the extent such forms of exercise are permitted by CVRx). The trading restrictions do apply to any subsequent sale of CVRx stock acquired through an option exercise; and, therefore, do apply to a broker-assisted cashless exercise.
2.	Employee Stock Purchase Plan Purchases. This Policy’s trading restrictions do not apply to the purchase of CVRx stock through any Employee Stock Purchase Plan (the ESPP) CVRx may maintain from time to time (but this Policy’s trading restrictions do apply to the sale of any shares acquired under the ESPP).
3.	Restricted Stock/Unit and Performance Stock/Unit Awards. This Policy’s trading restrictions do not apply to the vesting of restricted stock/units or performance stock/units, or to the exercise of a tax withholding right pursuant to which the person elects to have CVRx withhold shares of stock to satisfy tax withholding requirements upon vesting, to the extent such withholding is permitted by CVRx. The trading restrictions do apply to any market sales of shares.
4.	Bona Fide Gifts. This Policy’s trading restrictions do not apply to any bona fide gift of CVRx securities if either of the following applies: (i) the recipient of the gift of CVRx securities is a Covered Person subject to the same provisions of this Policy as applicable to the Covered Person making the gift, or (ii) the Covered Person making the gift has a reasonable basis for believing that the recipient of the gift will not sell the CVRx securities during any blackout period or other trading restriction applicable to the Covered Person at the time the gift is made.

F.Transactions by the Company. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy that any transactions by the Company will comply with applicable laws with respect to insider trading, guided by the principles in this Policy as applicable.

Statement of Policy

Insider trading involves trading at any time when the person making the purchase or sale is aware of material nonpublic information regarding the company whose securities are being traded. If you have a doubt or question about whether you are aware of or in possession of material nonpublic information concerning CVRx or another company, you should contact CVRx’s Chief Financial Officer.

A.No Trading on Material Nonpublic Information
1.	CVRx Securities. If you are a Covered Person, you must not purchase or sell any CVRx securities, or otherwise advise or assist any third-party trading CVRx securities, while you are aware of material nonpublic information regarding CVRx.
2.	Other Companies’ Securities. If you are a Covered Person and you obtain material nonpublic information about any other publicly held company as a result of your work on behalf of CVRx or any of its subsidiaries, you must not trade in that company’s securities.
B.	No Disclosure to Others Who Might Trade. If you are a Covered Person, you must not communicate material nonpublic information about CVRx or any other Covered Company to any person who does not need that information for a legitimate business purpose, or recommend to anyone the purchase or sale of securities when you are aware of material nonpublic information about the company involved. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not actually trade and did not benefit from another’s trading.
C.	Protect Material Nonpublic Information. In order to reduce the possibility that material nonpublic information will be inadvertently disclosed:
1.	You must treat material nonpublic information as confidential, exercise the utmost caution in preserving the confidentiality of that information, and should not discuss it with any other person who does not need to know it for a legitimate business purpose.
2.	You should refrain from discussing material nonpublic information relating to CVRx or any public company in public places where such discussions can be overheard.
3.	If you become aware of any unauthorized disclosure of material nonpublic information, whether inadvertent or otherwise, you should report such disclosure immediately to CVRx’s

Chief Financial Officer.
D.	Event-Specific Blackout Periods. From time to time, material developments known only to a limited number of CVRx Personnel may occur and cause CVRx to impose on an appropriate group of CVRx Personnel additional restrictions on trading. You will be notified if you become part of such a group, and you should not disclose to others the fact that you have been so notified or that additional restrictions on your trading have been imposed.

Policy Prohibiting Pledging, Hedging and Other Speculative Trading

CVRx Personnel, as well as family members and anyone designated to engage in securities transactions on behalf of CVRx Personnel, are prohibited at all times from engaging in the following transactions with respect to CVRx securities:

●	holding any CVRx securities in a margin account or pledging CVRx securities as collateral for a loan;
●	engaging in transactions in puts, calls, or other derivative transactions relating to CVRx securities;
●	short sales of CVRx securities (selling securities not owned at the time of sale);
●	purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, zero cost collars and exchange funds) that are designed to hedge or offset any decrease in the market value of CVRx securities; and
●	engaging in limit orders or other pre-arranged transactions that execute automatically, except for “same-day” limit orders and approved 10b5-1 plans.

These restrictions apply to all CVRx securities owned directly or indirectly by CVRx Personnel, including CVRx securities owned by family members where the CVRx Personnel is deemed to beneficially own such securities, and their respective designees. However, the restrictions do not prevent any CVRx Personnel or their family members or their designees from engaging in general portfolio diversification or investing in broad-based index funds.

Obligations After Ceasing to be a Covered Person

If a person ceases to be a Covered Person at a time when the Covered Person is aware of material nonpublic information, the applicable provisions of this Policy will continue to apply to such person until that information has become public or is no longer material. Accordingly, certain provisions of this Policy, including the Addendum, if applicable, may continue to apply to a person after he or she ceases to be a Covered Person, based on the circumstances in effect at the time he or she separates from the Company.

Additional Restrictions on Access Persons

Directors and Section 16 officers of CVRx and other officers and key employees of CVRx and its subsidiaries who have been designated as “Access Persons” by the Chief Financial Officer, as well as related parties of such individuals, are subject to additional restrictions on trading CVRx securities as set out in the attached Addendum.

Implementation Procedures

The current version of this Policy will, at all times, be accessible upon request to the Company’s General Counsel. The Company will notify Access Persons of the applicable blackout dates for each quarter. The

Company provides training and information on this Policy and the insider trading laws to appropriate CVRx Personnel from time to time, and CVRx Personnel are required to attend all trainings assigned to them.

Consequences of Violating Laws and Policy

A.	Disciplinary Action. CVRx Personnel who fail to comply with this Policy will be subject to appropriate disciplinary action, which may include, among other consequences, the ineligibility to participate in CVRx’s equity incentive plans or termination of employment.
B.	Civil and Criminal Penalties. Under federal securities laws, the penalties for violating insider trading laws are severe. If you trade on (or tip) material nonpublic information, you are subject to civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5,000,000 and up to 20 years imprisonment. If CVRx fails to take appropriate steps to prevent insider trading, CVRx and its directors, officers and other supervisory CVRx Personnel may be subject to “controlling person” liability and potential civil and criminal penalties.

Questions

Questions regarding any of the provisions or procedures of this Insider Trading Policy should be directed to the Chief Financial Officer.

Revised: January 23, 2025

ADDENDUM TO INSIDER TRADING POLICY

Additional Requirements and Responsibilities for Access Persons

Purpose

This Addendum supplements the CVRx Insider Trading Policy and applies to Access Persons, as defined below. Access Persons are subject to both the requirements of the Insider Trading Policy as well as to additional procedures and requirements described below to help prevent inadvertent violations of federal securities laws, to avoid even the appearance of impermissible insider trading, and to facilitate their compliance with certain legal requirements not applicable to CVRx Personnel generally.

Persons Covered

The individuals and entities described below are “Access Persons.”

●	Directors and Section 16 Officers. All provisions of this Addendum apply to the directors and officers of CVRx subject to Section 16 of the Securities Exchange Act of 1934 (referred to herein as “Section 16 Persons”).
●	Other Officers and Key Employees. Designated provisions of this Addendum apply to certain other officers and key employees of CVRx and its subsidiaries. These other officers and key employees, whose duties cause them to regularly have access to material nonpublic information about CVRx, will be notified by the Chief Financial Officer that they are subject to this Addendum.
●	Related Parties. If you are covered by either of the above categories, then this Addendum also applies to the same extent to your immediate family members and other individuals living in your household (“Family Members”), and to any other person or entity, including a trust, corporation, partnership or other association, whose transactions in CVRx securities are directed by you or your Family Members or are subject to the influence or control of you or your Family Members. Also, you are responsible for informing all Family Members and such related parties of the requirements of this Addendum.

Quarterly Blackout Periods for Access Persons

Trading Not Permitted During Quarterly Blackout Periods. If you are an Access Person, you may not purchase, sell or otherwise trade CVRx securities during the period beginning on the 1st of the last calendar month of each fiscal quarter (effectively, 12:01 a.m. Central time on the 1st day of such calendar month) and continuing through the first full trading day following the public release of CVRx’s financial results for that fiscal quarter (each such period being a “blackout period”). If a Access Person wishes to trade outside of a blackout period, the person may do so only if he or she is not then aware of any material nonpublic information and has complied with the notification and pre-clearance procedures described below.

Illustration – Quarterly Blackout Period: If financial results for the quarter ended March 31 are released after the stock market closes on April 26, then Access Persons are prohibited from trading from March 1 through April 27, but could trade from April 28 through May 31, assuming that April 27 is a trading day on the Nasdaq Stock Market and unless they are aware of material nonpublic information or have not complied with the notification and pre-clearance procedures below.

Pre-clearance Requirements for Trades Outside of Blackout Periods

Notices of Intended Transaction and Requests for Approval. If you are an Access Person, you may not engage in any transaction involving CVRx securities outside blackout periods without first obtaining pre-clearance of that transaction from CVRx’s Chief Financial Officer. Prior to initiating any transaction in CVRx securities outside a blackout period, you must deliver to the Chief Financial Officer an electronic notice in the form specified in the attached Exhibit A during a permitted trading period requesting clearance to trade, which can be submitted by email. The Chief Financial Officer may approve modifications to this notice process and pre-clearance notice form.

To avoid signaling to others that something material and nonpublic may be happening with respect to CVRx, you should keep the response to your approval request entirely confidential. This confidentiality will be easier to maintain if you go through the required approval process prior to discussing a proposed trade with others, including your broker.

Clearance to Proceed with a Transaction. No pre-clearance notice will be an effective clearance to a trade unless and until the Chief Financial Officer responds to the notice with his or her approval in writing. Any such approval be valid for the period specified in the Chief Financial Officer’s pre-clearance approval. A favorable response from the Chief Financial Officer should not be interpreted as approval by the Company of the advisability of the proposed trade. Furthermore, the overarching prohibition on trading when you are aware of material nonpublic information regarding CVRx remains in effect.

Additional Restrictions on Section 16 Persons

Section 16 Persons must also comply with the reporting obligations and limitations on short-swing trading transactions imposed by Section 16 of the Securities Exchange Act of 1934. Among other things, Section 16 requires directors and Section 16 officers to pay over to CVRx any profit realized from any purchase and sale (in either order) of CVRx securities that occur within six months of each other. Section 16 and its related rules are very complex, and CVRx will provide to each director and Section 16 officer additional information discussing compliance with Section 16 and its related rules.

Exceptions for Approved 10b5-1 Plans

Transactions by Access Persons in CVRx securities that are executed pursuant to a 10b5-1 plan approved in writing in advance by the Chief Financial Officer are not subject to prohibition on trading on the basis of material nonpublic information or the restrictions in this Addendum relating to the pre-clearance approval process or window periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into during a permitted trading period and when you are not aware of material nonpublic information, and must comply with the other requirements set forth on Exhibit B.

EXHIBIT A

GENERAL FORM OF ACCESS PERSON REQUEST FOR APPROVAL TO TRADE

●	I certify I do not have any material, non-public information;
●	In connection with my proposed trade, I certify that, in making this request, I am complying with the applicable provisions of the CVRx, Inc. Insider Trading Policy;
●	I understand that clearance for the transaction(s), if granted, will be valid only until the earlier of (i) the period specific in the pre-clearance approval and (ii) the trading window closing; and
●	If I become aware of any material non-public information prior to the trade occurring, I will not execute the trade.

EXHIBIT B

Rule 10b5-1 Trading Plan Transactions Policy

Rule 10b5-1 under the Securities Exchange Act of 1934 provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a 10b5-1 Plan for transactions in CVRx securities that meets certain conditions specified in that rule. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

The following guidelines apply to all 10b5-1 Plans (unless otherwise approved by the Chief Financial Officer):

•	For Section 16 Persons, no transaction may take place under a 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1), but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the plan.
•	For persons other than Section 16 Persons, no transaction may take place under a 10b5-1 Plan until the expiration of a cooling-off period that is 30 days following the adoption or modification (as specified in Rule 10b5-1) of a 10b5-1 Plan.
•	Subject to certain limited exceptions specified in 10b5-1, you may not have more than one 10b5-1 Plan in effect at any same time.
•	Subject to certain limited exceptions specified in Rule 10b5-1, you may only enter into a 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the 10b5-1 Plan as a single transaction (a “single-transaction plan”) if you have not entered into a “single-transaction plan” in the prior 12 months.
•	You must act in good faith with respect to a 10b5-1 Plan. A 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b-5. Therefore, although modifications to an existing 10b5-1 Plan are not prohibited, a 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.
•	Section 16 Persons must include a representation in the 10b5-1 Plan that (i) the person is not aware of material, nonpublic information about the Company or CVRx securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

For purposes of the above, a modification as specified in Rule 10b5-1 includes any modification of a 10b5-1 Plan that changes the amount, price or timing of the purchase or sale of securities underlying the 10b5-1 Plan.